1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 10, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

SUBSCRIPTION OF CONVERTIBLE HYBRID BONDS PURSUANT TO THE PROPOSED RIGHTS OFFER BY YANCOAL AUSTRALIA LIMITED ON THE BASIS OF 2.32112 CONVERTIBLE HYBRID BONDS FOR EVERY 100 SHARES IN YANCOAL AUSTRALIA LIMITED

AND

MAJOR TRANSACTION - POSSIBLE ACQUISITION OF EQUITY INTEREST IN YANCOAL AUSTRALIA LIMITED RESULTING FROM THE SUBSCRIPTION

On 7 November 2014, Yancoal Australia (a subsidiary controlled the Company), the shares of which are listed on the ASX, proposed to offer 2.32112 Convertible Hybrid Bonds for every 100 Yancoal Australia Shares (rounded up to the nearest whole number of Convertible Hybrid Bonds) to Yancoal Australia Shareholders on a pro rata and renounceable basis to raise fund of an amount up to approximately US$2.3077 billion. The Rights Offer is subject to the approval by the Shareholders at the EGM.

The Company proposed to subscribe, in accordance with the terms of the Convertible Hybrid Bonds, its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer. The Subscription is subject to the approval by the Shareholders at the EGM.

On 7 November 2014, the Company issued the Letter of Debt Support to Yancoal Australia, pursuant to which, the Company undertakes that it will provide certain debt facilities to Yancoal Australia and will ensure that Yanzhou Australia continues to operate so that it remains solvent as long as the shareholding of the Company in Yanzhou Australia is more than 51%. The Letter of Debt Support is subject to the Shareholders’ approval at the EGM.

Pursuant to the Voting Commitment Letter, Yankuang Group has irrevocably undertaken to Yancoal Australia that it will vote in favour of all resolutions in connection with the Subscription, the Letter of Debt Support or any other mater relating to the Rights Offer at the EGM.

In the case that only the Company will subscribe for its full pro rata entitlement of the Convertible Hybrid Bonds and all other Yancoal Australia Shareholders do not subscribe for the Convertible Hybrid Bonds, assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10, Yancoal Australia will issue approximately 18,000,030,138 new Yancoal Australia Shares to the Company and the equity interest held by the Company in Yancoal Australia will increase from 78.0% to approximately 98.8%. The issue of such new Yancoal Australia Shares by Yancoal Australia to the Company will therefore constitute an acquisition of equity interest of Yancoal Australia by the Company upon conversion of the Convertible Hybrid Bonds to be subscribed by the Company.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Possible Acquisition exceed 25% but are less than 100%, the Possible Acquisition constitutes a major transaction of the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

The EGM will be held for the purpose of considering and, if appropriate, approving, among others, the Rights Offer, the Subscription and the Letter of Debt Support. None of the Shareholders will abstain from voting at the EGM on the relevant ordinary resolutions approving the Rights Offer, the Subscription and the Letter of Debt Support, which will be taken on poll as required under the Hong Kong Listing Rules.

A circular containing, among other things, further details of the Rights Offer, the Subscription and the Letter of Debt Support will be despatched to the Shareholders on or before 26 November 2014.

As the Rights Offer and the Subscription are subject to satisfaction of a number of conditions precedent, which may or may not be fulfilled eventually, Shareholders and investors should exercise caution when dealing in the Shares.

I.	INTRODUCTION

On 7 November 2014, Yancoal Australia (a subsidiary controlled the Company), the shares of which are listed on the ASX, proposed to offer 2.32112 Convertible Hybrid Bonds for every 100 Yancoal Australia Shares (rounded up to the nearest whole number of Convertible Hybrid Bonds) to Yancoal Australia Shareholders on a pro rata and renounceable basis to raise fund of an amount up to approximately US$2.3077 billion. The Rights Offer is subject to the approval by the Shareholders at the EGM.

The Company proposed to subscribe, in accordance with the terms of the Convertible Hybrid Bonds, its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer. The Subscription is subject to the approval by the Shareholders at the EGM.

Pursuant to the Voting Commitment Letter, Yankuang Group has irrevocably undertaken to Yancoal Australia that it will vote in favour of all resolutions in connection with the Subscription, the Letter of Debt Support or any other mater relating to the Rights Offer at the EGM.

II.	PROPOSED RIGHTS OFFER OF CONVERTIBLE HYBRID BONDS AND THE SUBSCRIPTION

The Rights Offer

Basis of the Rights Offer:	2.32112 Convertible Hybrid Bonds for every 100 Yancoal Australia Shares (rounded up to the nearest whole number of Convertible Hybrid Bonds)

Issuer:	Yancoal Australia, a subsidiary controlled by the Company, or a wholly-owned subsidiary of Yancoal Australia

Manager:	The manager appointed to manage the Rights Offer.

The Rights Offer will not be underwritten.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the Manager and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

Eligible Subscribers:	Eligible Subscribers are Yancoal Australia Shareholders shown in the register of shareholders of Yancoal Australia on the record date, which may include the following persons:

(1) the Company: as at the date of this announcement, Yancoal Australia is owned as to approximately 78% by the Company;

(2) Noble Group: as at the date of this announcement, Yancoal Australia is owned as to approximately 13.20% by Noble Group;

(3) Other Minority Yancoal Australia Shareholders: as at the date of this announcement, Yancoal Australia is owned as to approximately 8.80% by Other Minority Yancoal Australia Shareholders. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Other Minority Yancoal Australia Shareholders and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

If any of the Convertible Hybrid Bonds offered under the Rights Offer are not taken up by Eligible Subscribers, directors of the Issuer reserve the right to issue those Convertible Hybrid Bonds at their discretion to any other third party investors.

Shareholders’ approval:	The Rights Offer and the Subscription are conditional upon approval by the Shareholders at the EGM.

Principal terms of the Convertible Hybrid Bonds

Principal terms of the Convertible Hybrid Bonds are set out below:

Issue size:	A total principal amount of up to approximately US$2.3077 billion

Form:	The Convertible Hybrid Bonds are perpetual, convertible, subordinated and unsecured notes of the Issuer.

Status:	The Convertible Hybrid Bonds are direct, unsecured and subordinated debt obligations of the Issuer.

Face value:	Each Convertible Bond is issued fully paid and with a principal amount of US$100 (“Face Value”).

Distribution:	The initial interest rate is 7% per annum payable semi-annually and is resettable every 5 years. The adjusted interest rate would be the US Treasury rate plus the initial margin (the initial margin is 7% per annum less the US Treasury rate as at the issue date of the Convertible Hybrid Bonds).

Conversion period:	A Bondholder may request conversion of the Convertible Hybrid Bonds held by it, subject to Yancoal Australia not redeeming the Convertible Hybrid Bonds, by giving a conversion notice to the Issuer and Yancoal Australia at any time during the period commencing on the day falling 40 days after the date of issue of the Convertible Hybrid Bonds and ending on the date which falls 30 years from the date of issue of the Convertible Hybrid Bonds.

Conversion Shares and Conversion Price:	The initial Conversion Price is US$0.10 (equivalent to approximately AUD0.1176) per Conversion Share, representing an approximately 50% discount to the 20 day volume weighted average price of Yancoal Australia Shares to 5 November 2014.

The number of Conversion Shares to which a Bondholder is entitled upon conversion of the Convertible Hybrid Bonds is determined by the following formula:

Number of Conversion Shares = AFV / Conversion Price

Where:

AFV is the aggregate Face Value being converted by the Bondholder.

Based on the initial Conversion Price of US$0.10 (equivalent to approximately AUD0.1176) per Conversion Share and assuming full issuance and conversion of the Convertible Hybrid Bonds at the initial Conversion Price, the Convertible Hybrid Bonds will be convertible into approximately 23,076,961,715 new Yancoal Australia Shares, representing:

(i) approximately 2,321.12% of the total issued ordinary share capital of Yancoal Australia as at the date of this announcement; and

(ii) approximately 95.87% of the total issued ordinary share capital of Yancoal Australia as enlarged.

Ranking of the Conversion Shares:	The new Yancoal Australia Shares issued on conversion will rank equally with all other fully paid Yancoal Australia Shares other than in respect of any dividend or other entitlement for which the applicable record date falls prior to the conversion date.

Redemption:	(i) Redemption on winding up

If an order is made by a court of competent jurisdiction, or an effective resolution is passed, for the winding up of the Issuer or Yancoal Australia, the Issuer must redeem each Convertible Hybrid Bond for its redemption amount.

(ii) Redemption at the option of the Issuer

(a) Issuer’s option redemption

The Issuer may on the First Reset Date or any Distribution Payment Date (as defined in the terms and conditions of the Convertible Hybrid Bonds) thereafter redeem all or some of the Convertible Hybrid Bonds at their redemption amount by giving not less than 10 Business Days’ notice of such redemption to the Note Trustee, the Bondholders and ASX.

(b) Redemption event

The Issuer may redeem all (but not some) of the Convertible Hybrid Bonds at any time, in the event of the occurrence of a Tax Event, an Accounting Event or a Change of Control Event (as defined in the terms and conditions of the Convertible Hybrid Bonds), on the redemption date nominated in accordance with the terms of the Convertible Hybrid Bonds for their redemption amount by giving at least 10 Business Days’ (and no more than 45 Business Days’) notice to the Note Trustee, the Bondholders and ASX and before such notice is given, the Note Trustee has received a certificate signed by two directors of the Issuer that the event or circumstances entitling the Issuer to redeem the Convertible Hybrid Bonds has occurred.

(c) Clean up option

If at any time the aggregate principal amount of the Convertible Hybrid Bonds outstanding is less than 10% of the aggregate principal amount of the Convertible Hybrid Bonds originally issued, the Issuer may redeem all (but not some) of the Convertible Hybrid Bonds that remain outstanding for their redemption amount by giving at least 10 Business Days’ (and no more than 45 Business Days’) notice to the Note Trustee, the Bondholders and ASX nominating the redemption date upon which the Issuer proposes to redeem the Convertible Hybrid Bonds and the proposed redemption date nominated by the Issuer is a Distribution Payment Date.

(iii) Resale

The Issuer may elect that resale occur in relation to all or some of the Convertible Hybrid Bonds on any date that the Issuer would be entitled to nominate as a redemption date for the Convertible Hybrid Bonds by giving a resale notice at least 10 Business Days before the resale date to the Note Trustee, the Bondholders and ASX. Any Bondholder whose Convertible Hybrid Bonds are the subject of a resale notice may by notice to the Issuer not less than 5 Business Days prior to the resale date elect that their Convertible Hybrid Bonds will not be subject to the resale.

The right of the Bondholders to give a conversion notice remains exercisable until the 5th Business Day prior to the redemption date specified in a redemption notice or the resale date specified in a resale notice (as the case may be) under the terms of the Convertible Hybrid Bonds, and only the Convertible Hybrid Bonds for which conversion notices have not been so given will be redeemed or resale on the specified redemption date or resale date.

Purchase:	The Issuer, Yancoal Australia and any of Yancoal Australia’s other subsidiaries may at any time purchase the Convertible Hybrid Bonds in the open market or otherwise and at any price.

The Convertible Hybrid Bonds purchased according to the terms and conditions of the Convertible Hybrid Bonds may be held, resold or cancelled at the discretion of the purchaser (and, if the Convertible Hybrid Bonds are to be cancelled, the Issuer), subject to compliance with any applicable law or requirement of ASX.

Cancellation:	The Convertible Hybrid Bonds redeemed, or purchased by the Issuer or a subsidiary of the Issuer which the Issuer elects to cancel, will be cancelled by the Issuer and may not be resold.

Title and transfer:	Title to all the Convertible Hybrid Bonds will be determined, and the Convertible Hybrid Bonds may be transferred, as provided in the Note Trust Deed. Except as provided in the Note Trust Deed or required by law, the Issuer will not recognise any person other than the registered Bondholders as having any title to, or interest in, a Convertible Hybrid Bond.

Listing:	The Convertible Hybrid Bonds and the new Yancoal Australia Shares issued upon conversion will be listed on ASX.

No other rights:	The Convertible Hybrid Bonds confer no rights on a Bondholder:

(a) to vote at any meeting of shareholders of the Issuer or Yancoal Australia;

(b) to subscribe for new securities or to participate in any bonus issues of securities of the Issuer or Yancoal Australia; or

(c) to otherwise participate in the profits or property of the Issuer or Yancoal Australia, except as set out in the terms of Convertible Hybrid Bonds or the Note Trust Deed.

Use of proceeds:	US$1.8 billion of the proceeds to repay existing ordinary debt owed by Yancoal Australia to the Company.

The remaining proceeds to partly fund Yancoal Australia’s existing coal operations and future growth.

The Subscription

The Company irrevocably undertakes to Yancoal Australia to irrevocably subscribe, in accordance with the Rights Offer based on its shareholding in Yancoal Australia as at the record date (and no more), its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer, subject to the following conditions:

(1)	Yancoal Australia committing to repay the Company and its subsidiaries US$1.8 billion in shareholder loans from the proceeds of the Rights Offer; and

(2)	The Company obtaining the Shareholders’ approval and regulatory approvals (if any) for the Subscription.

Except for the Subscription, the Company will not subscribe for any excess Convertible Hybrid Bonds which are not subscribed by other Eligible Subscribers under the Rights Offer.

Consideration and terms of payment of the Subscription

Based on the Company’s shareholding in Yancoal Australia as at the date of this announcement, the consideration for the Subscription is approximately US$1.8 billion, assuming that the Company will subscribe its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer.

The consideration for the Subscription is to be set off by the existing shareholder loans of US$1.8 billion provided by the Company and its subsidiaries to Yancoal Australia.

The Directors consider that the terms of the Convertible Hybrid Bonds and the Subscription are on normal commercial terms, fair and reasonable based on the current market conditions and in the interests of the Company and its Shareholders as a whole.

SHAREHOLDING STRUCTURE OF YANCOAL AUSTRALIA

Upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10 (equivalent to approximately AUD0.1176), a total of approximately 23,076,961,715 Conversion Shares will be issued, representing approximately 2,321.12% of the existing total issued share capital of Yancoal Australia and approximately 95.87% of the total issued share capital of Yancoal Australia as enlarged by the issue of the Conversion Shares.

The following table sets out the shareholding structure of Yancoal Australia (i) as at the date of this announcement; (ii) immediately upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10, assuming that the Company and all other Yancoal Australia Shareholders will subscribe for their pro rata entitlement of the Convertible Hybrid Bonds; and (iii) immediately upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10, assuming that only the Company will subscribe for its full pro rata entitlement of the Convertible Hybrid Bonds and all other Yancoal Australia Shareholders will not subscribe for the Convertible Hybrid Bonds:

Shareholders of Yancoal Australia	As at the date of this announcement		immediately upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10
			assuming the Company and all other Yancoal Australia Shareholders will subscribe for their pro rata entitlement of the Convertible Hybrid Bonds		assuming only the Company will subscribe for its full pro rata entitlement of the Convertible Hybrid Bonds and all other Yancoal Australia Shareholders will not subscribe for the Convertible Hybrid Bonds
	Number of Yancoal Australia Shares	Approximate %	Number of Yancoal Australia Shares	Approximate %	Number of Yancoal Australia Shares	Approximate %
The Company	775,488,994	78.0	18,775,519,132	78.0	18,775,519,132	98.8
Noble Group	130,881,705	13.2	3,168,803,136	13.2	130,881,705	0.7
Other Minority Yancoal Australia Shareholders	87,845,960	8.8	2,126,856,107	8.8	87,845,960	0.5

Total	994,216,659	100.00	24,071,178,374	100.00	18,994,246,797	100.00

POSSIBLE ACQUISITION

In the case that only the Company will subscribe for its full pro rata entitlement of the Convertible Hybrid Bonds and all other Yancoal Australia Shareholders do not subscribe for the Convertible Hybrid Bonds, assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10, Yancoal Australia will issue approximately 18,000,030,138 new Yancoal Australia Shares to the Company and the equity interest held by the Company in Yancoal Australia will increase from 78.0% to approximately 98.8%. The issue of such new Yancoal Australia Shares by Yancoal Australia to the Company will therefore constitute an acquisition of equity interest of Yancoal Australia by the Company upon conversion of the Convertible Hybrid Bonds to be subscribed by the Company (the “Possible Acquisition”).

Set out below is the audited consolidated financial information of Yancoal Australia Group prepared in accordance with the Australian Accounting Standards for the years ended 31 December 2012 and 2013:

	Year ended 31 December
	2012	2013
	(AUD)	(AUD)
Net profit (loss) before taxation and extraordinary items	125,538	-1,114,472,000
Net profit (loss) after taxation and extraordinary items	375,407	-832,070

The book value of the net assets of Yancoal Australia as at 31 December 2013 prepared based on the Australian Accounting Standards was AUD977,154,000.

PROVISION OF DEBT SUPPORT BY THE COMPANY

On 7 November 2014, the Company issued the Letter of Debt Support to Yancoal Australia. To ensure the successful issue of the Convertible Hybrid Bonds, pursuant to the Letter of Debt Support, the Company undertakes that:

1.	the Company will provide debt facility to Yancoal Australia for a term of 10 years which will be subordinated to the existing Bank of China syndicated loans (“Syndicated Loans”) and the Convertible Hybrid Bonds issued under the Rights Offer in the amount of up to AUD1.4 billion for the purpose of Yancoal Australia’s general corporate funding (including but not limited to the operation losses, working capital requirements, capital expenses and interest expenses). Yancoal Australia may drawdown gradually according to its needs.

2.	the Company will provide debt facility to Yancoal Australia for a term of 10 years which will be subordinated to the Syndicated Loans but will rank equally to the Convertible Hybrid Bonds issued under the Rights Offer in the amount of up to AUD807 million (such amount will be adjusted according to the US dollars value of the Convertible Hybrid Bonds issued under the Rights Offer). If it is required by Yancoal Australia and Yancoal Australia’s cashflow is not sufficient to pay the interest of the Convertible Hybrid Bonds, this debt support could be used to pay for the interest of the Convertible Hybrid Bonds for 5 years after the issue date. Yancoal Australia may drawdown gradually according to its needs.

3.	in addition, the Company will ensure that Yanzhou Australia continues to operate so that it remains solvent as long as the shareholding of the Company in Yanzhou Australia is more than 51%. Such undertaking could only be revoked by the Company giving not less than 24-months’ notice (or such shorter notice period as agreed by Yanzhou Australia).

The above undertakings are conditional upon the issue of the Convertible Hybrid Bonds under the Rights Offer being completed and the repayment to the Company of US$1.8 billion shareholder loans from the proceeds of the Rights Offer.

The Letter of Debt Support is subject to the Shareholders’ approval at the EGM. Pursuant to the Voting Commitment Letter, Yankuang Group has irrevocably undertaken to Yancoal Australia that it will vote in favour of the Letter of Debt Support at the EGM.

INFORMATION ON THE PARTIES

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yancoal Australia

Yancoal Australia is an Australian-based coal producer with interests in seven operating mines located in New South Wales and Queensland, Australia. Yancoal Australia’s principal activity is the production of metallurgical and thermal coal for export for use in the steel and power industries in Asian markets.

REASONS AND BENEFITS FOR THE SUBSCRIPTION

The Rights Offer helps optimizing the capital structure of Yancoal Australia and improving Yancoal Australia’s independent financing capacity to secure future funding for operations and growth opportunities.

The Directors (including independent non-executive Directors) consider that the Subscription is on normal commercial terms and the terms of the Subscription and the transactions contemplated thereunder are also fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As Yancoal Australia is a subsidiary of the Company and Noble Group holds approximately 13.20% of the total issued ordinary share capital of Yancoal Australia as at the date of this announcement, Noble Group is a substantial shareholder of Yancoal Australia and thus a connected person of the Company under the Hong Kong Listing Rules. Since the possible issue of the Convertible Hybrid Bonds under the Rights Offer to Noble Group is on a pro rata basis, on normal commercial terms and no security over the assets of the Group is or will be granted in respect of the issue of the Convertible Hybrid Bonds under the Rights Offer to Noble Group, the issue of the Convertible Hybrid Bonds under the Rights Offer and the underlying Yancoal Australia Shares to Noble Group is therefore exempt from all reporting, announcement and independent shareholders’ approval requirements pursuant to Rules 14A.90 and 14A.92(1) of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Possible Acquisition exceed 25% but are less than 100%, the Possible Acquisition constitutes a major transaction of the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

III.	POSSIBLE ADDITIONAL ISSUE OF CONVERTIBLE HYBRID BONDS

The right of Yancoal Australia Shareholders to subscribe for any excess Convertible Hybrid Bonds in case of any shortfall will be subject to the Manager having the right to place up to US$75 million of Convertible Hybrid Bonds to independent third party investors (“Placement Entitlement”). If the Manager is unable to satisfy its Placement Entitlement from the shortfall (if any), Yancoal Australia will place, pursuant to placement capacity under ASX Listing Rule 7.1, an additional US$14.5 million of Convertible Hybrid Bonds to those independent third party investors procured by the Manager (the “Additional Offer”). Such third party investors to be procured by the Manager in the placing will be third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company. If, following allocation of that Additional Offer, the Manager requires further Convertible Hybrid Bonds to satisfy its Placement Entitlement, the Company will renounce up to US$60.5 million of its entitlement to subscribe for the Convertible Hybrid Bonds to the extent required to meet any remaining shortfall in the Manager’s Placement Entitlement.

Assuming that the Additional Offer is triggered and an additional US$14.5 million of Convertible Hybrid Bonds are issued pursuant to the Additional Offer, upon full conversion of the Convertible Hybrid Bonds (including those issued in the Additional Offer), the equity interest held by the Company in Yancoal Australia will be diluted and reduced from 78% to approximately 77.53%, which will constitute a deemed disposal of equity interest of Yancoal Australia by the Company (the “Possible Deemed Disposal”).

Assuming that the Additional Offer is triggered and that the Company renounces US$60.5 million of its entitlement to subscribe for Convertible Hybrid Bonds under the Rights Offer in order to meet the shortfall in the Manager’s Placement Entitlement, upon full conversion of the Convertible Hybrid Bonds (including those issued in the Additional Offer), the equity interest held by the Company in Yancoal Australia will be reduced from 78% to approximately 75.03%, which will constitute a disposal of equity interest of Yancoal Australia by the Company (the “Possible Disposal”).

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Possible Deemed Disposal and Possible Disposal are less than 5%, the Possible Deemed Disposal and Possible Disposal are not subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

IV.	GENERAL

The EGM will be held for the purpose of considering and, if appropriate, approving, among others, the Rights Offer, the Subscription and the Letter of Debt Support. None of the Shareholders will abstain from voting at the EGM on the relevant ordinary resolutions approving the Rights Offer, the Subscription and the Letter of Debt Support, which will be taken on poll as required under the Hong Kong Listing Rules.

A circular containing, among other things, further details of the Rights Offer, the Subscription and the Letter of Debt Support will be despatched to the Shareholders on or before 26 November 2014.

As the Rights Offer and the Subscription are subject to satisfaction of a number of conditions precedent, which may or may not be fulfilled eventually, Shareholders and investors should exercise caution when dealing in the Shares.

DEFINITION

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“ASX”	the Australian Securities Exchange

“ASX Listing Rules”	the listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver by ASX

“AUD”	Australian dollars, the lawful currency of Australia

“Board”	the board of Directors of the Company

“Bondholder(s)”	the holder(s) of the Convertible Bond(s)

“Business Day”	has the same meaning as in the ASX Listing Rules, but where used in connection with any redemption of or payment on the Convertible Hybrid Bonds, excludes a day on which major trading banks are not open for business in Sydney

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Conversion Price”	the price at which the Yancoal Australia Shares will be issued upon conversion of the Convertible Hybrid Bonds which will initially be US$0.10 (equivalent to approximately AUD0.1176) per Conversion Share and will be subject to adjustment according to the terms and conditions of the Convertible Hybrid Bonds

“Conversion Share(s)”	the new Yancoal Australia Shares to be issued by Yancoal Australia upon exercise of the conversion rights attaching to the Convertible Hybrid Bonds by the Bondholders

“Convertible Hybrid Bond(s)”	the Convertible Hybrid Bonds to be issued by the Issuer under the Rights Offer, the aggregate principal amount of which is up to approximately US$2.3077 billion

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be held or any adjournment thereof for the purpose of considering and, if appropriate, approving, among others, the Rights Offer, the Subscription and the Letter of Debt Support

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Issuer”	Yancoal Australia, or a wholly-owned subsidiary of Yancoal Australia

“Letter of Debt Support”	the letter of debt support issued by the Company on 7 November 2014 to Yancoal Australia, the details of which are set out under the paragraph headed “PROVISION OF DEBT SUPPORT BY THE COMPANY” in this announcement

“Manager”	the manager appointed by Yancoal Australia to manage the Rights Offer

“Noble Group”	Noble Group Limited, a company with limited liability incorporated under the laws of Bermuda and the shares of which are listed on the Singapore Stock Exchange. Noble Group holds approximately 13.20% of the total issued ordinary share capital of Yancoal Australia as at the date of this announcement

“Note Trustee”	Australian Executor Trustees Limited (ABN 84 007 869 794)

“Note Trust Deed”	the trust deed to be entered into between the Issuer, Yancoal Australia and the Note Trustee as amended from time to time

“Other Minority Yancoal Australia Shareholder(s)”	the shareholders of Yancoal Australia other than the Company and Noble Group

“PRC”	the People’s Republic of China

“Rights Offer”	the rights offer to issue the Convertible Hybrid Bonds by the Issuer to Yancoal Australia Shareholders on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Subscription”	the subscription of the Convertible Hybrid Bonds by the Company in accordance with the terms of the Convertible Hybrid Bonds

“substantial shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“US$”	the United States dollars, the lawful currency of the United States

“Voting Commitment Letter”	the letter of voting commitment issued by Yankuang Group on 7 November 2014 to Yancoal Australia in relation to Yankuang Group’s irrevocable undertaking to vote in favour of the Subscription, the Letter of Debt Support or any other matter relating to the Rights Offer at the EGM

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and an approximately 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the ASX

“Yancoal Australia Group”	Yancoal Australia and its subsidiaries

“Yancoal Australia Share(s)”	fully paid ordinary shares in the share capital of Yancoal Australia

“Yancoal Australia Shareholder(s)”	the shareholders of Yancoal Australia

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement

“%”	percentage

By order of the board of directors Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

7 November 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC